SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAGE, RUTTY & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 CORPORATE WOODS, SUITE 300
(No. and Street)

ROCHESTER	NEW YORK	14623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES P. BURKE (585) 232-3760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEJOY, KNAUF & BLOOD, LLP
(Name – *if individual, state last, first, middle name*)

39 STATE STREET	ROCHESTER	NEW YORK	14614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]
12012215

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES P. BURKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAGE, RUTTY & CO., INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE C. CATILLAZ
Notary Public, State of New York
Ontario County, # 01CA6159138
Commission Expires 1/16/20 15

Signature

VP - FINANCE
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Auditors on Internal Control required by Rule 17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAGE, RUTTY & CO., INC.

TABLE OF CONTENTS

DeJoy, Knauf
& Blood LLP
certified public accountants

Rochester, New York

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

We have audited the accompanying statements of financial condition of Sage, Rutty & Co., Inc., (the "Company") as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sage, Rutty & Co., Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

DeJoy, Knauf & Blood, LLP

February 28, 2012.

SAGE, RUTTY & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
Cash	$ 1,806,982	$ 2,242,263
Firm margin deposit	445,964	262,979
Receivable from brokers or dealers	577,699	362,343
Securities owned, at fair value	1,507,889	1,238,014
Deposits and other assets	642,745	683,083
Furniture and equipment, net	193,810	103,581
TOTAL ASSETS	$ 5,175,089	$ 4,892,263
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Payable to brokers or dealers	$ 622,743	$ 493,220
Accrued profit sharing	384,295	302,146
Accrued compensation and related taxes	352,039	213,627
Dividends payable	202,000	154,110
Other accrued expenses	120,670	153,673
Deferred rent payable	93,037	79,778
Deferred income tax liability	109,066	107,739
Income taxes payable	-	242,344
Total liabilities	1,883,850	1,746,637
COMMITMENTS		
STOCKHOLDERS' EQUITY:		
Class A common stock, $0.01 par value 100,000 shares authorized; 84,000 shares issued	840	840
Class B common stock, $0.01 par value 100,000 shares authorized; no shares issued	-	-
Additional paid-in capital	260,903	260,903
Retained earnings	4,947,376	4,748,493
	5,209,119	5,010,236
Less - treasury stock, at cost, 33,500 and 32,630 shares as of December 31, 2011 and 2010, respectively	(1,917,880)	(1,864,610)
Total stockholders' equity	3,291,239	3,145,626
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,175,089	$ 4,892,263

The accompanying notes to financial statements are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUES:		
Commissions and fees	$ 9,958,572	$ 8,581,492
Interest and dividends	51,863	46,080
Underwriting income	37,532	69,114
Realized and unrealized (losses) gains on securities owned, net	(36,550)	3,648
Other income	101,043	77,348
	10,112,460	8,777,682
EXPENSES:		
Employee compensation, payroll taxes and benefits	7,665,963	6,528,892
Occupancy	515,913	474,491
Communications	428,573	363,852
Securities clearing expense	147,028	165,093
Advertising and marketing	135,056	153,541
Legal and professional fees	119,341	116,964
Association dues and registration fees	93,734	88,929
Interest	6,995	4,698
Other operating expenses	339,627	261,397
	9,452,230	8,157,857
INCOME BEFORE PROVISION FOR INCOME TAXES	660,230	619,825
PROVISION FOR INCOME TAXES	(259,347)	(243,415)
NET INCOME	$ 400,883	$ 376,410

The accompanying notes to financial statements
are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total
BALANCE, January 1, 2010	$ 840	$ -	$ 260,903	$ 4,526,193	$ (1,824,460)	$ 2,963,476
Dividends on common stock	-	-	-	(154,110)	-	(154,110)
Repurchase of 730 shares of common stock, at cost	-	-	-	-	(40,150)	(40,150)
Net income	-	-	-	376,410	-	376,410
BALANCE, December 31, 2010	840	-	260,903	4,748,493	(1,864,610)	3,145,626
Dividends on common stock	-	-	-	(202,000)	-	(202,000)
Repurchase of 870 shares of common stock, at cost	-	-	-	-	(53,270)	(53,270)
Net income	-	-	-	400,883	-	400,883
BALANCE, December 31, 2011	$ 840	$ -	$ 260,903	$ 4,947,376	$ (1,917,880)	$ 3,291,239

The accompanying notes to financial statements are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 400,883	$ 376,410
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation	91,880	55,091
Deferred income tax expense (benefit)	1,327	(19,065)
Unrealized loss (gain) on securities owned, net	37,792	(13,528)
Realized (gain) loss on securities owned, net	(1,242)	9,880
(Increase) decrease in firm margin deposit	(182,985)	281,217
Increase in receivable from brokers or dealers	(215,356)	(75,422)
Net (purchase) sale of securities owned	(306,425)	199,126
Decrease in deposits and other assets	40,338	241,075
Increase (decrease) in payable to brokers or dealers	129,523	(182,964)
Increase in accrued profit sharing	82,149	78,392
Increase in accrued compensation and related taxes	138,412	107,617
Decrease in other accrued expenses	(33,003)	(17,932)
Increase in deferred rent payable	13,259	13,259
(Decrease) increase in income taxes payable	(242,344)	242,344
Total adjustments	(446,675)	919,090
Net cash (used in) provided by operating activities	(45,792)	1,295,500
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment	(182,109)	(33,745)
Net cash used in investing activities	(182,109)	(33,745)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	(154,110)	(104,200)
Purchase of treasury stock	(53,270)	(40,150)
Net cash used in financing activities	(207,380)	(144,350)
NET (DECREASE) INCREASE IN CASH	(435,281)	1,117,405
CASH, beginning of year	2,242,263	1,124,858
CASH, end of year	$ 1,806,982	$ 2,242,263
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 6,995	$ 4,698
Cash paid for (received from) income taxes	$ 497,458	$ (175,000)
NON-CASH FINANCING ACTIVITIES:		
Dividends payable	$ 202,000	$ 154,110

The accompanying notes to financial statements are an integral part of these statements.

SAGE, RUTTY & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

1. BUSINESS DESCRIPTION

Sage, Rutty & Co., Inc. (the "Company") is a securities broker engaged in the purchase and sale of securities for its customers. The Company's customers are comprised of corporate, institutional and individual investors. The Company executes transactions and introduces them to First Clearing, LLC, (the "Clearing Broker"), a New York Stock Exchange member firm, on a fully disclosed basis.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting -

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of estimates -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates include, but are not limited to, depreciable lives of furniture and equipment, valuation of securities owned and deferred income taxes. Accordingly, actual results may differ from those estimates.

Cash -

The Company has defined cash as highly liquid investments with a maturity of three months or less when purchased, including money market funds, which are not held for sale in the ordinary course of business.

Revenue recognition -

Security transactions are recorded on a trade date basis. Commission income and expenses are reflected in the financial statements as of the trade date. Investment advisory fees are received quarterly but are recognized as earned over the terms of the contract. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Receivable and allowance for doubtful accounts -

The Company extends credit to its Clearing Broker and other companies in the financial services industry in the normal course of business. Management periodically reviews the sufficiency of the allowance for doubtful accounts, taking into consideration its historical losses and existing economic conditions, and makes adjustments to the allowance as it considers necessary. Management has determined that no allowance is necessary at December 31, 2011 and 2010.

Securities owned -

Securities owned are stated at fair value. Realized and unrealized gains or losses are recorded net in the accompanying statements of income. Net realized and unrealized (losses) gains on securities owned was $(36,550) and $3,648 for the years ended December 31, 2011 and 2010, respectively.

A portion of the Company's securities are purchased on margin from its Clearing Broker. The Company must maintain an appropriate balance in an account held by the Clearing Broker to maintain these securities. This balance amounted to $445,964 and $262,979 at December 31, 2011 and 2010, respectively.

Depreciation -

Depreciation is computed using accelerated methods over the estimated useful lives of the related assets, which are as follows:

Furniture and equipment	3 - 7 years
Vehicle	5 years

Depreciation expense totaled $91,880 and $55,091 for the years ended December 31, 2011 and 2010, respectively.

Furniture and equipment -

Furniture and equipment are generally stated at cost. However, the Company reviews long-lived assets to be held and used for possible impairment when events or changes in circumstances indicate their carrying amounts may not be recoverable. If such events or changes in circumstances are present, a loss is recognized to the extent the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. At December 31, 2011 and 2010, there were no such impairments.

Fair value measurements -

Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The Company measures certain financial instruments at their respective fair value and applies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical instruments and the lowest priority to unobservable inputs. If the inputs used to measure the instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value, as follows:

Level 1 - Inputs for assets where values are based on unadjusted quoted prices for identical assets in active markets at the measurement date.

Level 2 - Observable inputs based on quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets.

Level 3 - Unobservable inputs which include values derived from which there is little, if any, market activity for the assets and liabilities. Valuation models may include discounted cash flows methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Advertising -

Advertising costs are expensed as incurred. Advertising expenses were $52,370 and $59,643 for the years ended December 31, 2011 and 2010, respectively.

Income taxes -

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes.

The Company accounts for deferred taxes using the asset and liability approach whereby deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities, as measured using the enacted tax rates which are expected to be in effect when these differences reverse.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making this assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may or may not accurately forecast actual outcomes.

Subsequent events -

The Company has evaluated subsequent events through February 28, 2012, the date the financial statements were available to be issued.

Prior year reclassifications -

Certain reclassifications have been made to the 2010 financial statements to conform with the current year presentation.

3. SECURITIES OWNED

The following is a summary of securities owned at December 31, 2011:

	Cost	Unrealized gains	Unrealized losses	Estimated fair value
Domestic common stocks	$ 570,231	$304,043	$(223,638)	$ 650,636
Preferred stock	100,000	-	-	100,000
Variable annuities	175,000	-	(28,365)	146,635
Municipal and non-convertible corporate bonds	622,743	2,973	(15,098)	610,618
Total securities owned	$1,467,974	$307,016	$(267,101)	$1,507,889

The following is a summary of securities owned at December 31, 2010:

	Cost	Unrealized gains	Unrealized losses	Estimated fair value
Domestic common stocks	$ 442,087	$311,984	$(205,843)	$ 548,228
Variable annuities	225,000	-	(22,973)	202,027
Municipal and non-convertible corporate bonds	493,220	4,104	(9,565)	487,759
Total securities owned	$1,160,307	$316,088	$(238,381)	$1,238,014

4. FAIR VALUE MEASUREMENTS

The fair value of securities owned on a recurring basis at December 31, 2011 is presented below:

	Level 1	Level 2	Level 3	Total
Domestic common stocks	$650,636	$ -	$ -	$ 650,636
Preferred stock	-	-	100,000	100,000
Variable annuities	-	146,635	-	146,635
Municipal and non-convertible corporate bonds	-	610,618	-	610,618
	$650,636	$757,253	$100,000	$1,507,889

The fair value of securities owned on a recurring basis at December 31, 2010 is presented below:

	Level 1	Level 2	Total
Domestic common stocks	$548,228	$ -	$ 548,228
Variable annuities	-	202,027	202,027
Municipal and non-convertible corporate bonds	-	487,759	487,759
	$548,228	$689,786	$1,238,014

The fair value of domestic common stocks is based on quoted market prices. They are classified as Level 1 since they are traded in an active market for which closing prices are readily available. The fair value of variable annuities is based on the net asset value as provided by the insurance company. They are classified as Level 2 since these prices are not available on exchanges and maybe subject to a surrender charge upon liquidation. The fair value of municipal and non-convertible corporate bonds is based on market prices from available sources. They are classified as Level 2 since these prices are based on similar instruments in active markets. The fair value of the preferred stock is based on the cost of the stock acquired in a privately held company. Management believes that the valuation of the preferred stock approximates fair value but since an established exit price does not exist as of measurement date, this security is recorded as a Level 3 asset.

The following is a reconciliation of changes in Level 3 assets measured at fair value on a recurring basis during the year ended December 31, 2011:

	Preferred stock
Balance, December 31, 2010	$ -
Purchases	100,000
Balance, December 31, 2011	$100,000

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Company believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in a different fair value measurement at the reporting date.

There have been no changes in the fair value methodologies used at December 31, 2011 and 2010.

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31:

	2011	2010
Furniture and equipment	$ 599,383	$ 466,750
Vehicle	46,875	50,000
	646,258	516,750
Less - accumulated depreciation	(452,448)	(413,169)
Furniture and equipment, net	$ 193,810	$ 103,581

6. LINE OF CREDIT

The Company has a $750,000 line of credit agreement with Manufacturers and Traders Trust Company (the "Bank"). Interest is payable monthly at the Bank's prime rate (the prime rate was 3.25% at December 31, 2011). The line of credit is secured by substantially all of the assets of the Company. There were no outstanding borrowings under the line of credit at December 31, 2011 and 2010.

7. COMMITMENTS

The Company has entered into a lease agreement for office space expiring November 30, 2019, with the first two and a half months rent-free. The lease agreement also includes scheduled rent increases. The effect of the rent free period as well as the scheduled rent increases are accrued as deferred rent and is being amortized over the life of the lease to achieve a level monthly rental expense. Under the agreement, the Company will have the option at the end of the lease term to extend the agreement for up to an additional ten years.

Future minimum lease payments required under the lease agreement are as follows:

Years ending December 31,	
2012	$ 312,000
2013	328,500
2014	328,500
2015	330,000
2016	346,500
Thereafter	1,010,625
	$2,656,125

Rental expense totaled $323,759 for both years ended December 31, 2011 and 2010.

In addition to the base rental payments, the Company is required to pay its pro-rata share of electricity and real estate taxes.

The Company entered into a clearing agreement with the Clearing Broker to provide clearing, execution, and other services to the Company. The agreement is for a term of four years and automatically renews for twelve months unless advance termination notice is provided by either party thirty days prior to the automatic renewal date. Termination of the agreement for other reasons by either party could result in a termination fee to be paid by the Company.

8. INCOME TAXES

Provision for (benefit from) income taxes consists of the following for the years ended December 31:

	2011	2010
Current -		
Federal	$209,428	$ 212,917
State	48,592	49,563
	258,020	262,480
Deferred -		
Federal	1,166	(16,750)
State	161	(2,315)
	1,327	(19,065)
	$259,347	$243,415

Deferred income tax assets and liabilities are comprised of the following at December 31:

	2011	2010
Deferred income tax assets (liabilities) -		
Deferred rent payable	$ 36,005	$ 30,874
Deferred revenue arrangements	806	5,644
Depreciation and amortization	(52,854)	(15,987)
Federal benefit of state tax reserve	10,120	10,120
Unrealized securities gain, net	(15,447)	(30,073)
Prepaid asset arrangements	(87,696)	(108,317)
	$(109,066)	$(107,739)

A reconciliation of the income tax provision computed by applying the statutory United States federal income tax rate and the income tax provision reflected in the accompanying statements of income are as follows for the years ended December 31:

	2011	2010
Provision at federal statutory rate	$224,478	$210,741
Nondeductible expenses	14,878	11,496
State income tax provision, net of federal income tax effects	32,232	30,396
Tax-exempt income	(12,241)	(9,218)
Total	$259,347	$243,415

The Company is required to file income tax returns with federal and various state taxing authorities. As of December 31, 2011, the Company's federal and state income tax returns remain subject to examination by the respective taxing authorities for the 2008 through 2011 tax years. At December 31, 2011 and 2010, the liability for uncertain tax positions was $34,082 and is reported in other accrued expenses on the statements of financial position.

9. RETIREMENT PLAN

The Company has a retirement plan that offers substantially all employees (who meet certain eligibility requirements) the opportunity to participate in a profit sharing 401(k) plan (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees may elect to defer a maximum of 100% of their compensation, not to exceed the annual limitation prescribed under the Internal Revenue Code and may select from a number of available investment options. The Company may elect to make a profit sharing contribution, at its discretion. Total Company contributions to the Plan were $384,295 and $302,146 for the years ended December 31, 2011 and 2010, respectively.

10. STOCKHOLDERS' EQUITY

The holders of the Class A voting common stock are entitled to one vote for each share held at all meetings of stockholders and shall have the sole and exclusive right to vote on or approve any corporate action requiring stockholder approval. All other rights of the Class A voting common stock and Class B non-voting common stock are identical. There were 50,500 and 51,370 shares of Class A common stock issued and outstanding at December 31, 2011 and 2010, respectively.

During the years ended December 31, 2011 and 2010, the Company purchased shares of its Class A common stock from stockholders for $53,270 and $40,150, respectively.

11. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2011 and 2010, the Company incurred costs totaling $311,485 and $79,263, respectively, in connection with services provided by a company affiliated with a member of the board of directors at the time services were rendered. Such costs primarily related to information technology services including on-site and off-site helpdesk support, remote backup services and web hosting services. During the year ended December 31, 2011, $123,697 of these costs, related to the purchase of information technology equipment, were capitalized by the Company. In addition, the Company purchased preferred stock in this affiliated company in the amount of $100,000. The preferred stock pays an annual cumulative dividend of 10%. The preferred stock can be put back for repurchase with sixty days notice on April 1, 2014 and each April 1 subsequent to that date. In addition, each share of preferred stock can be converted to 30 shares of common stock on or after April 1, 2014. The preferred stock is reported as securities owned in the statements of financial condition (see Note 3).

12. CREDIT RISK CONCENTRATIONS

The Company maintained bank balances that, at times, exceeded the federally insured limit during the years ended December 31, 2011 and 2010. The Company has not experienced losses relating to these deposits and management does not believe that the Company is exposed to any significant credit risk with respect to these amounts.

As discussed in Note 1, the Company executes transactions and introduces them to the Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $2,159,200 which was $1,909,200 in excess of its required net capital of $250,000. The Company's net capital ratio was .534 to 1.

SCHEDULE I

SAGE, RUTTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 3,291,239
2.	Deduct ownership equity not allowable for net capital		-
3.	Total ownership equity qualified for net capital		3,291,239
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deductions) or allowable credits		-
5.	Total capital and allowable subordinated liabilities		$ 3,291,239
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition	$ 936,555	
	B. Secured demand note deficiency	-	
	C. Commodity futures contracts and spot commodities	-	
	D. Other deductions and/or charges	-	(936,555)
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		2,354,684
9.	Haircuts on securities:		
	A. Contractual securities commitments	-	
	B. Subordinated securities borrowings	-	
	C. Trading and investment securities:		
	1. Exempted securities	19,936	
	2. Debt securities	18,267	
	3. Options	-	
	4. Other securities	151,953	
	D. Undue concentration	5,328	
	E. Other	-	(195,484)
10.	Net capital		$ 2,159,200

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required (6-2/3% of line 19)	$ 76,803
12.	Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
13.	Net capital requirement (greater of line 11 or 12)	$ 250,000
14.	Excess net capital (line 10 less 13)	$ 1,909,200
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$ 1,859,200

(Continued on page 16)

The accompanying notes to financial statements are an integral part of this schedule.

SCHEDULE I

SAGE, RUTTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$ 1,152,041
17. Add:	
A. Drafts for immediate credit	-
B. Market value of securities borrowed for which no equivalent value is paid or credited	-
C. Other unrecorded amounts	-
19. Total aggregate indebtedness	$ 1,152,041
20. Percentage of aggregate indebtedness to net capital	53.4%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2011)

Excess net capital per the Company's FOCUS Report (unaudited)	$ 1,595,868
Adjustments made to income and expense accounts which increase ownership equity	65,521
Decrease to non-allowable assets	243,180
Decrease in haircuts on securities	4,631
Excess net capital per this computation	$ 1,909,200

The accompanying notes to financial statements are an integral part of this schedule.

SAGE, RUTTY & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AS OF DECEMBER 31, 2011

Exemption under SEC Rule 15c3-3 section (k)(2)(ii) has been claimed

The Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records.

The accompanying notes to financial statements are an integral part of this schedule.

SAGE, RUTTY & CO., INC.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING
AGREED-UPON PROCEDURES
YEAR ENDED DECEMBER 31, 2011

DEJOY, KNAUF
& BLOOD LLP
certified public accountants

Rochester, New York

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Sage, Rutty & Co., Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the SIPC (collectively, the "specified parties") solely to assist you and the other specified parties in evaluating Sage, Rutty & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sage, Rutty & Co., Inc.'s management is responsible for Sage, Rutty & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, as follows:

   We compared the payment dated July 29, 2011 in the amount of $7,437 to the year-to-date December 31, 2011 check register obtained from Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We also obtained and reviewed check number 80955 dated July 29, 2011. In addition, we obtained the payment dated February 23, 2012 in the amount $7,342, and reviewed the check number 81650. We noted no differences.

2. Compared the Total revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the Total revenue reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared amounts reported on page 2, items 2b and 2c of Form SIPC-7 with supporting schedules and work papers as follows:

   a. Compared additions on line 7, Net loss from securities in investment accounts, of $37,792 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

b. Compared deductions on line 1, Revenues from the sale of annuities and from the business of insurance, of $4,015,791 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

c. Compared deductions on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $161,661 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

d. Compared deductions on line 5, Net gain from securities in investment accounts, of $1,242, to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

e. Compared deductions on line 8, Other revenue not related either directly or indirectly to the securities business, of $52,813 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

f. Compared deductions on line 9(i), Total interest and dividend expense, of $6,995 from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   Recalculated the arithmetical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $5,911,750 and $14,779, respectively of the Form SIPC-7. We noted no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

DeJoy, Knauf & Blood, LLP

February 28, 2012.

DEJOY, KNAUF & BLOOD LLP
certified public accountants

DEJOY, KNAUF
& BLOOD LLP
certified public accountants

Rochester, New York

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

In planning and performing our audit of the financial statements of Sage, Rutty & Co., Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Stockholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeJoy, Knauf & Blood, LLP

February 28, 2012.